Filed by: Carlyle Secured Lending, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Carlyle Secured Lending III

(Commission File No.: 814-01410)

Subject: Upcoming CGBD Special Meeting

Hi [ ],

I wanted to follow up with you on the upcoming CGBD Special Meeting to approve the issuance of CGBD common stock in connection with the proposed CGBD / CSL III merger as it appears [ ] has not yet voted its shares. We are happy to set up a call with the team to discuss the proposal if that would be helpful.

There is one proposal on the ballot:

•

Merger Stock Issuance Proposal—To approve the issuance of shares of CGBD common stock to be issued pursuant to the Agreement and Plan of Merger, dated as of August 2, 2024, as amended, among Carlyle Secured Lending III, CGBD, Blue Fox Merger Sub, Inc., and, for the limited purposes set forth therein, CSL III Advisor, LLC and Carlyle Global Credit Investment Management L.L.C.

The Board of Directors unanimously recommends that stockholders vote “FOR” the issuance of CGBD common stock.

Your shares can be voted by visiting www.proxyvote.com [proxyvote.com] and entering the control number provided on the proxy materials you received or by calling 1-888-644-5854 Monday through Friday 9:00 a.m. until 10:00 p.m. Eastern time to reach a toll-free, live operator line. The voting deadline is March 25th, 2025 at 11:59pm ET. Please reference the joint proxy statement/information statement/prospectus [sec.gov] filed on January 7th, 2025 for more information.

Please let us know if you have any questions about the proposal or how to vote your CGBD shares and thank you for your continued support of CGBD.

[ ]

Subject: Upcoming CGBD Special Meeting

Hi [ ],

I wanted to follow up on my earlier note regarding the upcoming CGBD Special Meeting. As a reminder, stockholders are being asked to approve the issuance of CGBD common stock in connection with the proposed merger of CGBD and CSL III.

We expect the CGBD / CSL III merger to deliver considerable value and benefits for investors both in the short term and over the longer term, including increased scale and liquidity, elimination of CGBD preferred stock dilution overhang, reduced costs, the continuation of a successful strategy with greater scale and seamless integration, and substantial adviser support.

The Board of Directors unanimously recommends that stockholders vote “FOR” the issuance of CGBD common stock in connection with the merger of CGBD and CSL III.

Your shares can be voted by visiting www.proxyvote.com [proxyvote.com] and entering the control number provided on the proxy materials you received or by calling 1-888-644-5854 Monday through Friday 9:00 a.m. until 10:00 p.m. Eastern time to reach a toll-free, live operator line. The voting deadline is March 25th, 2025 at 11:59pm ET. Please reference the joint proxy statement/information statement/prospectus [sec.gov] filed on January 7th, 2025 for more information.

We are happy to answer any questions about the proposal or how to vote your CGBD shares and thank you for your continued support of CGBD.

[ ]

Subject: CGBD – Merger with CSL III

Hi [ ], [ ],

We have a CGBD Special Meeting coming up on 3/26 to approve the pending merger between CGBD and CSL III, as described in the joint proxy statement/prospectus filed on January 7th. We kindly ask if you can submit your vote; to do so, please don’t hesitate to contact us if you need information about the transaction.

I’m cc’ing my colleague [ ] for any questions.

Thanks!

[ ]

Forward-Looking Statements

This communication has been prepared by Carlyle Secured Lending, Inc. (together with its consolidated subsidiaries, “we,” “us,” “our,” “CGBD” or the “Company”) (NASDAQ: CGBD) and may be used for informational purposes only. The information contained herein may not be used, reproduced, referenced, quoted, linked by website, or distributed to others, in whole or in part, except as agreed in writing by the Company. This communication does not constitute a prospectus and should under no circumstances be understood as an offer to sell or the solicitation of an offer to buy our common stock or any other securities nor will there be any sale of the common stock or any other securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such state or jurisdiction. This communication may contain forward-looking statements that involve substantial risks and uncertainties. Some of the statements in this communication constitute forward-looking statements because they are not historical facts, but instead relate to future events, future performance or financial condition or the merger of Carlyle Secured Lending III (“CSL III”) with and into CGBD (collectively, the “Mergers” ). The forward-looking statements may include statements as to: future operating results of CGBD and CSL III and distribution projections; business prospects of CGBD and CSL III and the prospects of their portfolio companies; and the impact of the investments that CGBD and CSL III expect to make. You can identify these statements by the use of forward-looking terminology such as “anticipates,” “believes,” “expects,” “intends,” “will,” “should,” “may,” “plans,” “continue,” “believes,” “seeks,” “estimates,” “would,” “could,” “targets,” “projects,” “outlook,” “potential,” “predicts” and variations of these words and similar expressions to identify forward-looking statements, although not all forward-looking statements include these words. The forward-looking statements contained in this communication involve risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the Mergers closing; (ii) the expected synergies and savings associated with the Mergers; (iii) the ability to realize the anticipated benefits of the Mergers, including the expected elimination of certain expenses and costs due to the Mergers; (iv) the percentage of CGBD stockholders voting in favor of the proposals submitted for their approval; (v) the possibility that competing offers or acquisition proposals will be made; (vi) the possibility that any or all of the various conditions to the consummation of the Mergers may not be satisfied or waived; (vii) risks related to diverting management’s attention from ongoing business operations; (viii) the risk that stockholder litigation in connection with the Mergers may result in significant costs of defense and liability; (ix) changes in the economy, financial markets and political environment, including the impacts of inflation and rising interest rates; (x) risks associated with possible disruption in the operations of CGBD and CSL III or the economy generally due to terrorism, war or other geopolitical conflict (including the uncertainty surrounding Russia’s military invasion of Ukraine and the impact of geopolitical tensions in other regions such as the Middle East, and developing tensions between China and the United States); (xi) future changes in laws or regulations (including the interpretation of these laws and regulations by regulatory authorities); (xii) conditions in CGBD’s and CSL III’s operating areas, particularly with respect to business development companies or regulated investment companies; and (xiii) other considerations that may be disclosed from time to time in CGBD’s and CSL III’s publicly disseminated documents and filings. CGBD and CSL III have based the forward-looking statements included in this communication on information available to them on the date hereof, and they assume no obligation to update any such forward-looking statements. You should read statements that contain these words carefully because they discuss our plans, strategies, prospects and expectations concerning our business, operating results, financial condition and other similar matters. We believe that it is important to communicate our future expectations to our investors. There may be events in the future, however, that we are not able to predict accurately or control. You should not place undue reliance on these forward-looking statements, which speak only as of the date on which we make it. Factors or events that could cause our actual results to differ, possibly materially from our expectations, include, but are not limited to, the risks, uncertainties and other factors we identify in the sections entitled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in filings we make with the Securities and Exchange Commission, and it is not possible for us to predict or identify all of them. Although CGBD and CSL III undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, you are advised to consult any additional disclosures that they may make directly to you or through reports that CGBD and CSL III have filed or in the future may file with the Securities and Exchange Commission (“SEC”), including the Proxy Statement and the Registration Statement (each as defined below), annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K.

Additional Information and Where to Find It

In connection with the Mergers, CGBD filed a registration statement on Form N-14 (the “Registration Statement”) with the SEC, which was declared effective by the SEC on January 7, 2025. The Registration Statement includes an information statement (the “Information Statement”) of CSL III, a proxy statement of CGBD (the “Proxy Statement”) and a prospectus of CGBD, each dated January 7, 2025. The Proxy

Statement, the Information Statement and the Registration Statement all contain important information about CSL III, CGBD, the proposed merger of CGBD with CSL III and related matters. You can view the proxy materials online at https://www.carlylesecuredlending.com/merger-information. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. STOCKHOLDERS OF CGBD AND SHAREHOLDERS OF CSL III ARE URGED TO READ THE PROXY STATEMENT, THE INFORMATION STATEMENT AND REGISTRATION STATEMENT, AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CSL III, CGBD, THE MERGERS AND RELATED MATTERS. Investors and security holders will be able to obtain the documents filed with the SEC free of charge at the SEC’s web site at http://www.sec.gov or, for documents filed by CGBD, from CGBD’s website at carlylesecuredlending.com.

Participants in the Solicitation

CGBD, its directors, certain of its executive officers and certain employees and officers of Carlyle Global Credit Investment Management L.L.C (“CGCIM”) and its affiliates may be deemed to be participants in the solicitation of CGBD proxies in connection with the Mergers. Information about the directors and executive officers of CGBD is set forth in its proxy statement for its 2024 Annual Meeting of Stockholders, which was filed with the SEC on April 26, 2024. CSL III, its trustees, certain of its executive officers and certain employees and officers of CSL III Advisor, LLC (together with CGCIM, the “Advisors”) and its affiliates may be deemed to be participants in the solicitation of CGBD proxies in connection with the Mergers. Information about the trustees and executive officers of CSL III is set forth in its annual report on Form 10-K, which was filed with the SEC on March 12, 2024. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of the CGBD stockholders in connection with the Mergers will be contained in the Proxy Statement when such document becomes available. These documents may be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CGBD, CSL III or in any fund or other investment vehicle managed by the Advisors or any of their respective affiliates.